Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated October 25, 2016, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2016 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2015 audited Annual Consolidated Financial Statements and Notes thereto, and the 2015 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2015 Annual Information Form and Form 40-F, may be found online at www.sedar.com,www.sec.gov, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting the Corporate Secretary's office.

Business profile

CN is engaged in the rail and related transportation business. CN's network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the nine months ended September 30, 2016, no individual commodity group accounted for more than 24% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 34% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company's Strategy is provided in the section entitled Strategy overview of the Company's 2015 Annual MD&A.

2016 third quarter highlights
•	The Company attained a record quarterly operating ratio of 53.3%.
•	The Company paid quarterly dividends of $0.3750 per share, representing an increase of 20% when compared to 2015, amounting to $288 million.
•	The Company repurchased 6.4 million common shares, returning $501 million to its shareholders.
•	The Company's sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indices.

2016 business outlook and assumptions
In 2016, the Company continues to see growth in shipments of finished vehicles and parts, refined petroleum products, as well as lumber and panels. Although shipments of commodities related to oil and gas development are still expected to decrease relative to 2015, volumes in the third quarter of 2016 improved sequentially from a trough in the second quarter of 2016, particularly shipments of crude oil and frac sand. The Company continues to see unfavorable global demand-supply dynamics impacting coal shipments. Weaker international intermodal volumes are still expected relative to 2015.
Underpinning the 2016 business outlook, the Company assumes that North American industrial production will be slightly negative. For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average.  The Company assumes that the 2016/2017 grain crops in both Canada and the U.S. will be above their respective five-year averages.

 CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining these forward-looking statements. See also the section of this MD&A entitled Strategy overview – 2016 business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	• North American and global economic growth
those referring to general economic and business conditions	• Long-term growth opportunities being less affected by current economic conditions

Statements relating to the Company's ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; effects of climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2015 Annual MD&A for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

 CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Financial highlights

	Three months ended September 30		Nine months ended September 30
In millions, except percentage and per share data	2016	2015	2016	2015
Revenues	$3,014	$3,222	$8,820	$9,445
Operating income	$1,407	$1,487	$3,917	$3,912
Net income	$972	$1,007	$2,622	$2,597
Adjusted net income (1)	$972	$1,007	$2,629	$2,639

Basic earnings per share	$1.26	$1.26	$3.37	$3.23
Adjusted basic earnings per share (1)	$1.26	$1.26	$3.38	$3.28
Diluted earnings per share	$1.25	$1.26	$3.35	$3.21
Adjusted diluted earnings per share (1)	$1.25	$1.26	$3.36	$3.26

Dividends declared per share	$0.3750	$0.3125	$1.1250	$0.9375

Total assets (2)	$37,068	$35,728	$37,068	$35,728
Total long-term liabilities (2)	$19,662	$18,199	$19,662	$18,199

Operating ratio	53.3%	53.8%	55.6%	58.6%

Free cash flow (3)	$574	$690	$1,743	$1,741

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(2)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2015 balances have been adjusted. See the section of the Company's 2015 Annual MD&A entitled Recent accounting pronouncements for additional information.

(3)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

Third quarter and first nine months of 2016 compared to corresponding periods in 2015

Net income for the third quarter of 2016 was $972 million, a decrease of $35 million, or 3%, when compared to the same period in 2015, with diluted earnings per share decreasing 1% to $1.25. Net income for the nine months ended September 30, 2016 was $2,622 million, an increase of $25 million, or 1%, when compared to the same period in 2015, with diluted earnings per share rising 4% to $3.35.
Operating income for the quarter and nine months ended September 30, 2016 decreased by $80 million, or 5%, to $1,407 million, and increased by $5 million, to $3,917 million, respectively. The operating ratio, defined as operating expenses as a percentage of revenues, for the third quarter was 53.3%, compared to 53.8% in 2015, a 0.5-point improvement. The nine-month operating ratio was 55.6% in 2016, compared to 58.6% in 2015, a 3.0-point improvement.
Revenues for the quarter ended September 30, 2016 totaled $3,014 million compared to $3,222 million in the same period in 2015, a decrease of $208 million, or 6%. Revenues for the first nine months of 2016 were $8,820 million, a decrease of $625 million, or 7%, when compared to the same period in 2015. The decreases were mainly attributable to lower volumes of crude oil, coal, and frac sand, and lower applicable fuel surcharge rates. The decrease in the first nine months was partly offset by the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.
Operating expenses for the third quarter of 2016 amounted to $1,607 million compared to $1,735 million in the same quarter of 2015. Operating expenses for the first nine months of 2016 amounted to $4,903 million compared to $5,533 million in the same period in 2015. The decreases of $128 million, or 7%, and $630 million, or 11%, respectively, in the third quarter and the first nine months of 2016 were mainly due to lower costs resulting from decreased volumes of traffic and cost-management initiatives, and lower pension expense. The decrease in the first nine months was partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measures the performance of CN. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the nine months ended September 30, 2016, the Company reported adjusted net income of $2,629 million, or $3.36 per diluted share, which excludes a deferred income tax expense of $7 million ($0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
For the nine months ended September 30, 2015, the Company reported adjusted net income of $2,639 million, or $3.26 per diluted share, which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2016 and 2015, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2016	2015	2016	2015
Net income as reported	$972	$1,007	$2,622	$2,597
Adjustment: Income tax expense	-	-	7	42
Adjusted net income	$972	$1,007	$2,629	$2,639
Basic earnings per share as reported	$1.26	$1.26	$3.37	$3.23
Impact of adjustment, per share	-	-	0.01	0.05
Adjusted basic earnings per share	$1.26	$1.26	$3.38	$3.28
Diluted earnings per share as reported	$1.25	$1.26	$3.35	$3.21
Impact of adjustment, per share	-	-	0.01	0.05
Adjusted diluted earnings per share	$1.25	$1.26	$3.36	$3.26

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.31 and $1.32 per US$1.00, respectively, for the three and nine months ended September 30, 2016, and $1.31 and $1.26 per US$1.00 respectively, for the three and nine months ended September 30, 2015.
 On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2016 would have been lower by $2 million (unchanged per diluted share) and $82 million ($0.10 per diluted share), respectively.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Rail freight revenues	$2,813	$3,011	(7%)	(6%)	$8,304	$8,918	(7%)	(10%)
Other revenues	201	211	(5%)	(5%)	516	527	(2%)	(5%)
Total revenues	$3,014	$3,222	(6%)	(6%)	$8,820	$9,445	(7%)	(9%)
Rail freight revenues
Petroleum and chemicals	$532	$609	(13%)	(13%)	$1,602	$1,838	(13%)	(16%)
Metals and minerals	303	377	(20%)	(19%)	905	1,105	(18%)	(21%)
Forest products	449	441	2%	2%	1,350	1,283	5%	1%
Coal	110	161	(32%)	(32%)	298	468	(36%)	(38%)
Grain and fertilizers	497	479	4%	4%	1,451	1,503	(3%)	(6%)
Intermodal	736	764	(4%)	(4%)	2,126	2,181	(3%)	(4%)
Automotive	186	180	3%	4%	572	540	6%	2%
Total rail freight revenues	$2,813	$3,011	(7%)	(6%)	$8,304	$8,918	(7%)	(10%)
Revenue ton miles (RTMs) (millions)	53,448	55,334	(3%)	(3%)	155,421	168,176	(8%)	(8%)
Rail freight revenue/RTM (cents)	5.26	5.44	(3%)	(3%)	5.34	5.30	1%	(2%)

Revenues for the quarter ended September 30, 2016 totaled $3,014 million compared to $3,222 million in the same period in 2015, a decrease of $208 million, or 6%. Revenues for the first nine months of 2016 were $8,820 million, a decrease of $625 million, or 7%, when compared to the same period in 2015. The decreases were mainly attributable to lower volumes of crude oil, coal, and frac sand, and lower applicable fuel surcharge rates. The decrease in the first nine months was partly offset by the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.
Fuel surcharge revenues decreased by $73 million in the third quarter and $303 million in the first nine months of 2016 when compared to the same periods in 2015 as a result of lower applicable fuel surcharge rates.
Revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 3% in the third quarter and 8% in the first nine months of 2016 relative to the same periods in 2015.
Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 3% in the third quarter and increased by 1% in the first nine months of 2016, when compared to the same periods in 2015. The decrease in the third quarter was mainly driven by an increase in the average length of haul and lower applicable fuel surcharge rates. The increase in the first nine months was mainly driven by the positive translation impact of the weaker Canadian dollar, partly offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

Petroleum and chemicals
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$532	$609	(13%)	(13%)	$1,602	$1,838	(13%)	(16%)
RTMs (millions)	10,711	12,445	(14%)	(14%)	31,592	38,487	(18%)	(18%)
Revenue/RTM (cents)	4.97	4.89	2%	2%	5.07	4.78	6%	2%

Revenues for this commodity group decreased by $77 million, or 13%, in the third quarter and $236 million, or 13%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were mainly due to lower shipments of crude oil due to increased pipeline capacity, and reduced shipments of sulfur; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016); freight rate increases; and higher volumes of refined petroleum products.
Revenue per RTM increased by 2% in the third quarter and 6% in the first nine months of 2016 when compared to the same periods in 2015, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016), and freight rate increases, partly offset by lower applicable fuel surcharge rates.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Metals and minerals
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$303	$377	(20%)	(19%)	$905	$1,105	(18%)	(21%)
RTMs (millions)	5,186	5,626	(8%)	(8%)	14,640	16,767	(13%)	(13%)
Revenue/RTM (cents)	5.84	6.70	(13%)	(13%)	6.18	6.59	(6%)	(10%)

Revenues for this commodity group decreased by $74 million, or 20%, in the third quarter and $200 million, or 18%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were mainly due to decreased shipments of energy-related commodities including frac sand, drilling pipe, and semi-finished steel products as a result of weak energy markets; and lower applicable fuel surcharge rates. The decrease in the first nine months was partly offset by the positive translation impact of a weaker Canadian dollar.
Revenue per RTM decreased by 13% in the third quarter and 6% in the first nine months of 2016 when compared to the same periods in 2015. The decrease in the third quarter was mainly due to lower applicable fuel surcharge rates, partly offset by a decrease in the average length of haul. The decrease in the first nine months was mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar.

Forest products
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$449	$441	2%	2%	$1,350	$1,283	5%	1%
RTMs (millions)	7,914	7,647	3%	3%	23,650	22,494	5%	5%
Revenue/RTM (cents)	5.67	5.77	(2%)	(2%)	5.71	5.70	-	(4%)

Revenues for this commodity group increased by $8 million, or 2%, in the third quarter and $67 million, or 5%, in the first nine months of 2016 when compared to the same periods in 2015. The increases were mainly due to higher shipments of lumber and panels to the U.S. due to continued improvement in the U.S. housing market; the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016); and freight rate increases. These factors were partly offset by lower applicable fuel surcharge rates and decreased shipments of paper products amidst weak market conditions.
Revenue per RTM decreased by 2% in the third quarter and remained flat in the first nine months of 2016 when compared to the same periods in 2015, mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016) and freight rate increases.

Coal
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$110	$161	(32%)	(32%)	$298	$468	(36%)	(38%)
RTMs (millions)	2,652	4,122	(36%)	(36%)	7,586	12,248	(38%)	(38%)
Revenue/RTM (cents)	4.15	3.91	6%	6%	3.93	3.82	3%	-

Revenues for this commodity group decreased by $51 million, or 32%, in the third quarter and $170 million, or 36%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were mainly due to lower volumes of thermal coal to U.S. coal-fired utilities, continued global oversupply impacting export shipments of thermal coal via the U.S. Gulf Coast and metallurgical coal via west coast ports; as well as lower applicable fuel surcharge rates. These factors were partly offset by freight rate increases, and the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016).
Revenue per RTM increased by 6% in the third quarter and 3% in the first nine months of 2016 when compared to the same periods in 2015. The increases were mainly due to a significant decrease in the average length of haul, freight rate increases, and the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016), partly offset by lower applicable fuel surcharge rates.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Grain and fertilizers
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$497	$479	4%	4%	$1,451	$1,503	(3%)	(6%)
RTMs (millions)	12,399	11,399	9%	9%	35,282	36,126	(2%)	(2%)
Revenue/RTM (cents)	4.01	4.20	(5%)	(4%)	4.11	4.16	(1%)	(4%)

Revenues for this commodity group increased by $18 million, or 4%, in the third quarter and decreased by $52 million, or 3%, in the first nine months of 2016 when compared to the same periods in 2015. The increase in the third quarter was mainly due to higher export volumes of U.S. corn and soybeans, Canadian peas, canola meal and canola oil. These factors were partly offset by reduced volumes of Canadian wheat, canola and lentils; as well as lower applicable fuel surcharge rates. The decrease in the first nine months was mainly due to lower volumes of Canadian wheat, lower export volumes of lentils and barley, and reduced volumes of U.S. corn to domestic markets and soybean meal; as well as lower applicable fuel surcharge rates. These factors were partly offset by increased offshore exports of Canadian canola meal and oil, and U.S. soybeans and corn; and the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016); as well as freight rate increases.
Revenue per RTM decreased by 5% in the third quarter and 1% in the first nine months of 2016 when compared to the same periods in 2015, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates. The decrease in the first nine months was partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Intermodal
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$736	$764	(4%)	(4%)	$2,126	$2,181	(3%)	(4%)
RTMs (millions)	13,680	13,221	3%	3%	39,862	39,307	1%	1%
Revenue/RTM (cents)	5.38	5.78	(7%)	(7%)	5.33	5.55	(4%)	(6%)

Revenues for this commodity group decreased by $28 million, or 4%, in the third quarter and $55 million, or 3%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were mainly due to lower applicable fuel surcharge rates and decreased international volumes via the Port of Vancouver. These factors were partly offset by the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016); increased international volumes via the Port of Halifax, and higher domestic retail volumes in the industrial and grocery products segments; as well as freight rate increases.
Revenue per RTM decreased by 7% in the third quarter and 4% in the first nine months of 2016 when compared to the same periods in 2015, mainly due to lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016) and freight rate increases.

Automotive
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$186	$180	3%	4%	$572	$540	6%	2%
RTMs (millions)	906	874	4%	4%	2,809	2,747	2%	2%
Revenue/RTM (cents)	20.53	20.59	-	-	20.36	19.66	4%	-

Revenues for this commodity group increased by $6 million, or 3%, in the third quarter and $32 million, or 6%, in the first nine months of 2016 when compared to the same periods in 2015. The increases were mainly due to higher volumes of domestic finished vehicle traffic and increased finished vehicle imports via the Port of Halifax; the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016); and freight rate increases. These factors were partly offset by the impact of lower applicable fuel surcharge rates.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis
 Revenues per RTM remained flat in the third quarter and increased by 4% in the first nine months of 2016 when compared to the same periods in 2015, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016) and freight rate increases, partly offset by lower applicable fuel surcharge rates.

Other revenues
	Three months ended September 30				Nine months ended September 30
	2016	2015	% Change	% Change at constant currency	2016	2015	% Change	% Change at constant currency
Revenues (millions)	$201	$211	(5%)	(5%)	$516	$527	(2%)	(5%)

Other revenues are largely derived from non-rail services that support CN's rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.
Other revenues decreased by $10 million, or 5%, in the third quarter and $11 million, or 2%, in the first nine months of 2016 when compared to the same periods in 2015, mainly due to lower revenues from freight forwarding and docks, partly offset by the positive translation impact of a weaker Canadian dollar (which impacted the first half of 2016) and higher revenues from automotive logistic services.

Operating expenses

Operating expenses for the third quarter of 2016 amounted to $1,607 million compared to $1,735 million in the same quarter of 2015. Operating expenses for the first nine months of 2016 amounted to $4,903 million compared to $5,533 million in the same period in 2015. The decreases of $128 million, or 7%, and $630 million, or 11%, respectively, in the third quarter and the first nine months of 2016 were mainly due to lower costs resulting from decreased volumes of traffic and cost-management initiatives, and lower pension expense. The decrease in the first nine months was partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

Three months ended September 30					Nine months ended September 30
				% Change at constant currency				% Change at constant currency
			% Change				% Change
In millions	2016	2015			2016	2015
Labor and fringe benefits	$495	$588	16%	16%	$1,554	$1,798	14%	16%
Purchased services and material	379	401	5%	5%	1,164	1,292	10%	12%
Fuel	261	293	11%	11%	739	981	25%	28%
Depreciation and amortization	312	287	(9%)	(9%)	915	868	(5%)	(4%)
Equipment rents	92	93	1%	1%	279	270	(3%)	1%
Casualty and other	68	73	7%	7%	252	324	22%	26%
Total operating expenses	$1,607	$1,735	7%	7%	$4,903	$5,533	11%	14%

Labor and fringe benefits
Labor and fringe benefits expense decreased by $93 million, or 16%, in the third quarter of 2016 and $244 million, or 14%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were primarily a result of a lower average headcount due to lower volumes of traffic and increased productivity, and lower pension expense. The decrease in the first nine months was partly offset by the negative translation impact of the weaker Canadian dollar.

Purchased services and material
Purchased services and material expense decreased by $22 million, or 5%, in the third quarter of 2016 and $128 million, or 10%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were mainly due to lower repairs and maintenance costs, resulting from lower volumes of traffic and cost-management initiatives, as well as favorable winter conditions in the first quarter, and lower accident costs. The decrease in the first nine months was partly offset by the negative translation impact of the weaker Canadian dollar.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Fuel
Fuel expense decreased by $32 million, or 11%, in the third quarter of 2016 and $242 million, or 25%, in the first nine months of 2016 when compared to the same periods in 2015. The decreases were primarily due to lower fuel prices and lower volumes of traffic. The decrease in the first nine months was partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $25 million, or 9%, in the third quarter of 2016 and $47 million, or 5%, in the first nine months of 2016 when compared to the same periods in 2015. The increase in the third quarter was mainly due to net capital additions and the net unfavorable impact of depreciation studies. The increase in the first nine months was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the net favorable impact of depreciation studies.

Equipment rents
Equipment rents expense decreased by $1 million, or 1%, in the third quarter of 2016 and increased by $9 million, or 3%, in the first nine months of 2016 when compared to the same periods in 2015. The decrease in the third quarter was primarily due to lower car and equipment lease expenses as a result of lower volumes, partly offset by lower income from the use of the Company's equipment by other railroads. The increase in the first nine months was primarily due to lower income from the use of the Company's equipment by other railroads, and the negative translation impact of the weaker Canadian dollar, partly offset by lower car and equipment lease expenses.

Casualty and other
Casualty and other expense decreased by $5 million, or 7%, in the third quarter of 2016 and $72 million, or 22%, in the first nine months of 2016 when compared to the same periods in 2015. The decrease in the third quarter was mainly due to the favorable impact of a legal settlement, and lower workers' compensation expense, partly offset by a bad debt provision related to an international intermodal customer. The decrease in the first nine months was mainly due to lower accident costs, the favorable impact of a legal settlement, and lower workers' compensation expense, partly offset by a bad debt provision related to an international intermodal customer and the negative translation impact of the weaker Canadian dollar.

Other income and expenses

Interest expense
Interest expense was $118 million and $357 million for the three and nine months ended September 30, 2016, respectively, compared to $111 million and $320 million, respectively, in the same periods in 2015. The increases were mainly due to a higher level of debt and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense (which impacted the first half of 2016).

Other income
In the third quarter and first nine months of 2016, the Company recorded other income of nil and $4 million, respectively, compared to $11 million and $31 million, respectively, in the same periods in 2015, due to lower gains on disposal of land.

Income tax expense
The Company recorded income tax expense of $317 million and $942 million for the three and nine months ended September 30, 2016, respectively, compared to $380 million and $1,026 million, respectively, in the same periods in 2015.
Included in the figure for the nine months ended September 30, 2016 was a deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
Included in the figure for the nine months ended September 30, 2015 was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
The effective tax rates for the three and nine months ended September 30, 2016 were 24.6% and 26.4%, respectively, and 27.4% and 28.3%, respectively, for the same periods in 2015. The year over year decrease in effective tax rates is primarily due to the impact of a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions. Excluding the net deferred income tax expense of $7 million in 2016 and $42 million in 2015, the effective tax rate for the nine months ended September 30, 2016 and 2015 was 26.2% and 27.2%, respectively.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Summary of quarterly financial data

	2016 Quarters			2015 Quarters				2014 Quarter
In millions, except per share data	Third	Second (1)	First	Fourth	Third	Second (2)	First	Fourth
Revenues	$3,014	$2,842	$2,964	$3,166	$3,222	$3,125	$3,098	$3,207
Operating income	$1,407	$1,293	$1,217	$1,354	$1,487	$1,362	$1,063	$1,260
Net income	$972	$858	$792	$941	$1,007	$886	$704	$844

Basic earnings per share	$1.26	$1.10	$1.01	$1.19	$1.26	$1.10	$0.87	$1.04
Diluted earnings per share	$1.25	$1.10	$1.00	$1.18	$1.26	$1.10	$0.86	$1.03
Adjusted diluted earnings per share (3)	$1.25	$1.11	$1.00	$1.18	$1.26	$1.15	$0.86	$1.03

Dividends per share	$0.3750	$0.3750	$0.3750	$0.3125	$0.3125	$0.3125	$0.3125	$0.2500

(1)								Included in net income in the second quarter of 2016 was an income tax expense of $7 million that resulted from the enactment of a higher corporate income tax rate.
(2)								Included in net income in the second quarter of 2015 was an income tax expense of $42 million that resulted from the enactment of a higher corporate income tax rate.
(3)								See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2015 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2015 Annual MD&A. There were no significant changes during the first nine months of 2016, except as noted below.
As at September 30, 2016 and December 31, 2015, the Company had Cash and cash equivalents of $215 million and $153 million, respectively; Restricted cash and cash equivalents of $500 million and $523 million, respectively; and a working capital deficit of $123 million and $845 million, respectively. The working capital deficit decreased by $722 million in the first nine months of 2016 primarily as a result of a decrease in Current portion of long-term debt. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
On August 2, 2016, the Company issued US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million. On February 23, 2016, the Company issued US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million. The proceeds from both debt issuances were intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases. The Company has remaining capacity available of $4,466 million under its shelf prospectus and registration statement. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Revolving credit facility
On March 11, 2016, the Company's revolving credit facility agreement was amended, which increased the credit facility from $800 million to $1.3 billion, effective May 5, 2016. The increase in capacity provides the Company with additional financial flexibility. The amended credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2019 and a tranche for $880 million maturing on May 5, 2021. The accordion feature, which provides for an additional $500 million subject to the consent of individual lenders, remains unchanged. As at September 30, 2016 and December 31, 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2016.

Commercial paper
The Company's commercial paper programs are backstopped by the Company's revolving credit facility agreement, which was amended March 11, 2016. During the second quarter of 2016, the maximum aggregate principal amount of commercial paper that could be issued increased from $800 million to $1.3 billion, or the US dollar equivalent on a combined basis. As at September 30, 2016 and December 31, 2015, the Company had total commercial paper borrowings of US$150 million ($197 million) and US$331 million ($458 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at September 30, 2016 and December 31, 2015, the Company had no proceeds received under the accounts receivable securitization program, which provides the Company with access to up to $450 million of proceeds.

Bilateral letter of credit facilities
The Company has a series of committed bilateral letter of credit facility agreements. During the third quarter of 2016, the Company extended the expiry date of the majority of these agreements by one year to April 28, 2019, and entered into various uncommitted bilateral letter of credit facility agreements.
As at September 30, 2016, the Company had outstanding letters of credit of $450 million ($551 million as at December 31, 2015) under the committed facilities from a total available amount of $505 million ($575 million as at December 31, 2015) and $68 million (nil as at December 31, 2015) under the uncommitted facilities.
As at September 30, 2016, included in Restricted cash and cash equivalents was $425 million ($523 million as at December 31, 2015) and $68 million (nil as at December 31, 2015) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2015 Annual MD&A as well as Note 5 - Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2015 Annual MD&A.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Cash flows
	Three months ended September 30			Nine months ended September 30
In millions	2016	2015	Variance	2016	2015	Variance
Net cash provided by operating activities	$1,488	$1,652	$(164)	$3,824	$3,847	$(23)
Net cash used in investing activities	(904)	(1,023)	119	(2,058)	(2,166)	108
Net cash used in financing activities	(530)	(183)	(347)	(1,712)	(1,205)	(507)
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents	1	5	(4)	8	9	(1)
Net increase (decrease) in cash and cash equivalents	55	451	(396)	62	485	(423)
Cash and cash equivalents, beginning of period	160	86	74	153	52	101
Cash and cash equivalents, end of period	$215	$537	$(322)	$215	$537	$(322)

Operating activities
Net cash provided by operating activities decreased by $164 million in the third quarter of 2016 when compared to the same period in 2015, mainly due to unfavorable changes in working capital. Net cash provided by operating activities decreased by $23 million in the first nine months of 2016 when compared to the same period in 2015, due to unfavorable changes in working capital, partly offset by improvements in earnings.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2015 indicated a funding excess on a going concern basis of approximately $2.2 billion and a funding excess on a solvency basis of approximately $0.3 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.
Pension contributions for the nine months ended September 30, 2016 and 2015 of $113 million and $101 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. In 2016, the Company expects to make total cash contributions of approximately $125 million for all of the Company's pension plans.
Should the current pension plan returns and the level of interest rates continue to the next measurement date of December 31, 2016, the Company expects that the funded status of its pension plans would be negatively impacted. From an accounting perspective, these factors would negatively impact future pension income (or expense) and the funded status of the plans. From a funding perspective, with respect to the Company's Canadian registered defined benefit pension plans, these factors may result in a funding deficit under a solvency or wind-up scenario and as a result, the Company's contributions may increase in 2017.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2015 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments decreased by $15 million in the first nine months of 2016 when compared to the same period in 2015, mainly due to lower tax installments for the 2016 fiscal year. For the 2016 fiscal year, the Company's net income tax payments are expected to be approximately $650 million.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Investing activities
Net cash used in investing activities decreased by $119 million in the third quarter of 2016 and $108 million in the first nine months of 2016 when compared to the same periods in 2015, mainly as a result of lower property additions and a reduction in cash pledged as collateral under the bilateral letter of credit facilities.

Property additions
	Three months ended September 30		Nine months ended September 30
In millions	2016	2015	2016	2015
Track and roadway	$555	$627	$1,393	$1,397
Rolling stock	239	194	403	428
Buildings	21	14	42	33
Information technology	41	38	83	103
Other	34	64	108	103
Property additions (1)	$890	$937	$2,029	$2,064

(1)
Includes $78 million and $188 million associated with the U.S. federal government legislative Positive Train Control implementation in the three and nine months ended September 30, 2016, respectively, ($40 million and $81 million in the three and nine months ended September 30, 2015, respectively).

Capital expenditure program
The Company reduced its budget for capital spending from approximately $2.9 billion to approximately $2.75 billion in the first quarter of 2016 as a result of updated foreign exchange assumptions. The details of the Company's 2016 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2015 Annual MD&A.

Financing activities
Net cash used in financing activities increased by $347 million in the third quarter of 2016 when compared to the same period in 2015, driven by a net repayment of commercial paper. Net cash used in financing activities increased by $507 million in the first nine months of 2016 when compared to the same period in 2015, driven by a net repayment of commercial paper, repayment of notes and higher repurchases of common shares, partly offset by the issuance of notes.

Debt financing activities
Debt financing activities in the first nine months of 2016 included the following:
•	On August 2, 2016, issuance of US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million;
•	On February 23, 2016, issuance of US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million;
•	On June 1, 2016, repayment of US$250 million ($328 million) 5.80% Notes due 2016 upon maturity;
•	Repayment of debt related to capital leases of $18 million in the third quarter and $188 million in the first nine months; and
•	Net repayment of commercial paper of $586 million in the third quarter and $264 million in the first nine months.

Debt financing activities in the first nine months of 2015 included the following:
•
On September 22, 2015, issuance of $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065 in the Canadian capital markets, which resulted in total net proceeds of $841 million, that were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases;

•	Repayment of debt related to capital leases and the accounts receivable securitization program totaling $116 million; and
•	Net repayment of commercial paper of $234 million in the third quarter and net issuance of $145 million in the first nine months.

Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2015 Annual Consolidated Financial Statements.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Share repurchase programs
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at September 30, 2016, the Company had repurchased 26.8 million common shares for $1,964 million under its current program.
The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2016 and 2015:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2016	2015	2016	2015
Number of common shares repurchased (1)	6.4	5.5	21.0	16.2
Weighted-average price per share (2)	$78.00	$75.32	$73.97	$77.20
Amount of repurchase (3)	$501	$417	$1,554	$1,250

(1)	Includes repurchases of common shares in each quarter of 2016 and the first and third quarters 2015 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

On October 25, 2016, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 33.0 million common shares between October 30, 2016 and October 29, 2017, pursuant to an NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company's NCIB notice may be found online at www.sedar.com and www.sec.gov. A printed copy may be obtained by contacting the Corporate Secretary's office.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. For the nine months ended September 30, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan. For the three months ended September 30, 2015, the Share Trusts purchased 0.8 million common shares for $56 million at a weighted-average price per share of $72.48, including brokerage fees. For the nine months ended September 30, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees.

Dividends paid
The Company paid quarterly dividends of $0.3750 per share amounting to $288 million and $872 million in the third quarter and first nine months of 2016, respectively, compared to $248 million and $750 million, at the rate of $0.3125 per share, for the same periods in 2015.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at September 30, 2016:

In millions	Total	2016	2017	2018	2019	2020	2021 & thereafter
Debt obligations (1)	$10,370	$590	$647	$681	$713	$-	$7,739
Interest on debt obligations (2)	7,318	104	463	428	379	359	5,585
Capital lease obligations (3)	422	37	179	16	16	22	152
Operating lease obligations	654	42	146	122	91	61	192
Purchase obligations (4)	567	277	122	41	34	29	64
Other long-term liabilities (5)	715	15	66	46	43	62	483
Total contractual obligations	$20,046	$1,065	$1,623	$1,334	$1,276	$533	$14,215

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Interest payments on the floating rate note are calculated based on the three-month London Interbank Offered Rate effective as at September 30, 2016.
(3)	Includes $323 million of minimum lease payments and $99 million of imputed interest at rates ranging from 0.7% to 7.3%.
(4)	Includes commitments for railroad ties, rail, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(5)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and nine months ended September 30, 2016 and 2015, to free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2016	2015	2016	2015
Net cash provided by operating activities	$1,488	$1,652	$3,824	$3,847
Net cash used in investing activities	(904)	(1,023)	(2,058)	(2,166)
Net cash provided before financing activities	584	629	1,766	1,681
Adjustment: Change in restricted cash and cash equivalents	(10)	61	(23)	60
Free cash flow	$574	$690	$1,743	$1,741

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2016	2015
Debt (1)		$10,693	$10,448
Adjustment: Present value of operating lease commitments (2)		552	668
Adjusted debt		$11,245	$11,116

Net income		$3,563	$3,441
Interest expense		476	414
Income tax expense		1,252	1,361
Depreciation and amortization		1,205	1,147
EBITDA		6,496	6,363
Adjustments:
Other income		(20)	(44)
Deemed interest on operating leases		26	31
Adjusted EBITDA		$6,502	$6,350
Adjusted debt-to-adjusted EBITDA multiple (times)		1.73	1.75

(1)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior period debt balance and related financial ratio have been adjusted. See the section of the Company's 2015 Annual MD&A entitled Recent accounting pronouncements for additional information.

(2)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

The Company's adjusted debt-to-adjusted EBITDA multiple at September 30, 2016, as compared to the same period in 2015, improved by 1%, while both adjusted debt and adjusted EBITDA increased slightly.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

 Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2016, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 9 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at October 25, 2016, the Company had 766.3 million common shares and 5.6 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2015 Annual MD&A.

Foreign currency risk
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at September 30, 2016, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,015 million (US$361 million as at December 31, 2015). For the three and nine months ended September 30, 2016, the Company recorded a gain of $17 million and a loss of $30 million, respectively, related to foreign exchange forward contracts, compared to a gain of $37 million and $66 million, respectively, for the same periods in 2015. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at September 30, 2016, Other current assets included an unrealized gain of $5 million ($4 million as at December 31, 2015) and Accounts payable and other included an unrealized loss of $14 million ($2 million as at December 31, 2015), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
As at September 30, 2016, the Company's investments had a carrying amount of $65 million ($69 million as at December 31, 2015) and a fair value of $212 million ($220 million as at December 31, 2015). As at September 30, 2016, the Company's debt had a carrying amount of $10,693 million ($10,427 million as at December 31, 2015) and a fair value of $12,503 million ($11,720 million as at December 31, 2015).

Additional information relating to financial instruments is provided in Note 10 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company:

Standard	Description	Impact
ASU 2016-09 Compensation – Stock Compensation
Simplifies several aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the Statement of Cash Flows. The new guidance includes multiple amendments with differing application methods.

The Company adopted this standard during the second quarter of 2016 with an effective date of January 1, 2016. The adoption of this standard did not have a significant impact on the Company's Consolidated Financial Statements.

The following recent ASUs issued by FASB have an effective date after September 30, 2016 and have not been adopted by the Company:

Standard	Description	Impact	Effective date (1)
ASU 2016-15 Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments
Provides guidance on the classification of certain cash receipts and cash payments in the Statement of Cash Flows. The amendments should be applied using a retrospective transition method to each period presented unless impracticable, in which case the amendments for those issues would be applied prospectively.
		The adoption of the ASU will not have a significant impact on the Company's Consolidated Financial Statements.	December 15, 2017. Early adoption is permitted.
ASU 2016-13 Financial Instruments – Credit Losses
Requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amendments replace the current incurred loss impairment methodology with one that reflects expected credit losses and considers a broader range of reasonable and supportable information to determine the expected credit loss estimates.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements; no significant impact is expected.	December 15, 2019. Early adoption is permitted.
ASU 2016-02 Leases
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. The accounting treatment applied by a lessor is largely unchanged. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements.	December 15, 2018. Early adoption is permitted.
ASU 2016-01 Financial Instruments – Overall
Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the Balance Sheet at the beginning of the year of adoption.
		The adoption of the ASU will not have a significant impact on the Company's Consolidated Financial Statements.	December 15, 2017.
ASU 2014-09 Revenue from Contracts with Customers
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements; no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Critical accounting estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2015 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates, except as noted below for pensions and other postretirement benefits.

Adoption of the spot rate approach
In the first quarter of 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In prior periods, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.
The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.
Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applied in prior periods. For the three and nine months ended September 30, 2016, the adoption of the spot rate approach increased net periodic benefit income by approximately $35 million and $100 million, respectively, compared to the approach applied in prior periods.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2015 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Transportation of hazardous materials, Economic conditions, Pension funding volatility, Reliance on technology, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rate, Transportation network disruptions, and Weather and climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
There have been no material changes to the risks described in the Company's 2015 Annual MD&A. The following is an update on legal claims, labor negotiations, regulatory matters, and trade restrictions.

Legal claims
During the third quarter of 2016, the Company settled the lawsuit that it had commenced in August 2015 against Canadian Pacific Railway Company (CP), certain of its employees and an officer, alleging misuse of confidential information. As part of the settlement, CP agreed, amongst other terms, to make a one-time payment to CN of $25 million and to extend its undertaking not to hire certain CN employees until December 31, 2018.

Labor negotiations
As at September 30, 2016, CN employed a total of 15,306 employees in Canada, of which 11,080, or 72%, were unionized employees; and 6,860 employees in the U.S., of which 5,454, or 80% were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce
On March 23, 2016, the Company served notice to commence bargaining for the renewal of the collective agreements with the Teamsters Canada Rail Conference (TCRC) governing approximately 2,500 train conductors and yard coordinators, which expired on July 22, 2016. On June 29, 2016, the Company filed a notice of dispute seeking conciliation assistance. On July 14, 2016, the Minister of Labour appointed two conciliation officers to assist the parties with their negotiations. On September 16, 2016, the Company and the TCRC agreed to extend the conciliation period on a voluntary basis.
On October 12, 2016, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which will expire on December 31, 2016.
The Company's collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

U.S. workforce
As of October 25, 2016, all collective agreements covering non-operating craft employees and six of sixteen collective agreements covering operating craft employees are under renegotiation.
Where negotiations are ongoing, the terms and conditions of existing collective bargaining agreements continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Regulation
Economic regulation – Canada
On June 25, 2014, the Government of Canada launched a statutory review of the Canada Transportation Act. The review concluded on December 21, 2015 when a report was submitted to the Federal Minister of Transport by the Chair of the review panel. The report was tabled in Parliament on February 25, 2016 by the Federal Minister of Transport. It is unclear what actions will be taken by the Government after it has considered the findings of the report and consulted with interested groups, and the potential impact on CN, if any.
On June 15, 2016, the Government of Canada announced that the provisions introduced by Bill C-30, notably with respect to extended interswitching distances and minimum volumes of grain to be moved, which were set to expire on August 1, 2016, had been extended until August 2017.
On June 18, 2016, the liability and compensation regime for rail under the Safe and Accountable Rail Act came into force. Under the regime, railway companies are strictly liable for damages resulting from accidents involving crude oil and are required to maintain minimum liability insurance coverage in respect of losses incurred as a result of a railway accident involving crude oil. The Act also creates a fund, capitalized through levies payable by crude oil shippers, to compensate for losses exceeding the railway company's minimum insurance level. CN has provided the Canadian Transportation Agency with submissions respecting the adequacy of its insurance coverage and has started collecting the levy on crude shipments.

Economic regulation – U.S.
On March 28, 2016, the Surface Transportation Board (STB) issued a notice of proposed rulemaking to revoke previously granted exemptions of five commodities from regulatory oversight: (1) crushed or broken stone, (2) hydraulic cement, (3) coke produced from coal, (4) primary iron or steel products, and (5) iron or steel scrap, wastes or tailings.
On April 29, 2016, the U.S. Court of Appeals for the District of Columbia Circuit ruled that the Passenger Rail Investment and Improvement Act of 2008 (PRIIA) violates the due process rights of freight railroads, and consequently, that the performance standards jointly promulgated by Amtrak and the Federal Railroad Administration (FRA) pursuant to PRIIA are unconstitutional. On July 28, 2016, the STB issued a final rule defining Amtrak "on-time performance" under Section 213 of PRIIA, but determined not to proceed with its proposed policy statement on preference issues. The rail industry has challenged the STB's on-time performance decision in the U.S. Court of Appeals for the Eighth Circuit. On September 15, 2016, the STB resumed the proceeding on Amtrak's amended complaint as to the single Amtrak service on CN's Illinois Central Corporation line.
On August 3, 2016, the STB issued a notice of proposed rulemaking to adopt revised competitive access regulations to allow a party to seek a reciprocal switching prescription on the grounds that it is either practicable and in the public interest or necessary to provide competitive rail service.
On September 7, 2016, the STB issued an advance notice of proposed rulemaking seeking comments on procedures that could comprise a new rate reasonableness methodology for use in very small rate disputes that would be available to shippers of agricultural products and all other commodities.
On September 8, 2016, the STB made its annual revenue adequacy determination for Class I carriers for 2015. The STB determined that four of the seven Class I carriers were revenue adequate, among them Grand Trunk Corporation, which includes CN's U.S. affiliated operations.

Safety regulation – Canada
On April 28, 2016, Transport Canada issued a Protective Direction under which railways are required to provide municipalities and first responders with data on dangerous goods to improve emergency planning, risk assessment, and training.
On June 1, 2016, the Minister of Transport proposed amendments to the Transportation of Dangerous Goods Act to improve reporting requirements by carriers respecting shipments of dangerous goods to enhance public safety and improve local emergency response.
On June 18, 2016, Transport Canada proposed Locomotive Emissions Regulations under the Railway Safety Act to limit air pollution and align Canadian standards with U.S. regulations.
On July 25, 2016, Transport Canada issued a Protective Direction which accelerates the phasing out of DOT-111 tank cars in crude oil service by November 1, 2016.

Safety regulation – U.S.
On March 15, 2016, the FRA issued a Notice of Proposed Rulemaking establishing a requirement for a minimum of two crewmembers on most train movements, with the second crewmember needing to be physically located on the train, except in certain circumstances. The FRA will consider possible scenarios for use of a one person crew, but some element of a safety assessment will be involved with each scenario.
On July 13, 2016, in coordination with the FRA, the Pipeline and Hazardous Materials Safety Administration announced proposed regulations for oil spill response plans and information sharing for high-hazard flammable trains to improve oil spill response readiness and mitigate effects of oil-related rail incidents.

CN | 2016 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Positive Train Control
The Company filed its annual progress report with the FRA on March 31, 2016 and its first quarterly progress report on July 31, 2016.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Trade restrictions
On October 12, 2015, the Softwood Lumber Agreement (SLA) between Canada and the U.S. expired. The SLA included a clause that prevented the U.S. from launching any trade action against Canadian producers for one year after the expiration date of the SLA. This moratorium period ended on October 12, 2016 and a new agreement has not been renegotiated, which presents a risk that Canadian softwood lumber shipments to the U.S. may be impacted by future trade disputes.
There can be no assurance that any trade action taken by the Canadian and U.S. federal governments and agencies will not have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2016, have concluded that the Company's disclosure controls and procedures were effective.
During the third quarter ended September 30, 2016, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CN | 2016 Quarterly Review – Third Quarter